Exhibit 21.1

Subsidiaries of Genpact Luxembourg S.à r.l.:

Name:	Jurisdiction of Incorporation
Genpact Brasil Gestão de Processos Operacionais Ltda.	Brazil
Genpact Czech s.r.o.	Czech Republic
Genpact Administraciones-Guatemala, S.A.	Guatemala
Servicios Internacionales De Atencion Al Cliente, S.A.	Guatemala
Genpact Hungary Kft	Hungary
Genpact Ireland Private Limited	Ireland
PNMSoft Ltd.	Israel
Genpact Japan Business Services K.K.	Japan
Genpact Japan Kabushiki Kaisha	Japan
Genpact Kenya Limited	Kenya
Genpact Latvia SIA	Latvia
Genpact Morocco S.à r.l.	Morocco
Genpact Morocco Training S.à r.l.	Morocco
Genpact Netherlands B.V.	Netherlands
Genpact Poland Sp. Z O.O.	Poland
Genpact Services Poland Sp. Z O.O.	Poland
Genpact Romania SRL	Romania
Genpact Slovakia s.r.o.	Slovakia
Genpact South Africa (Pty) Ltd.	South Africa
Genpact Regulatory Affairs UK Limited	United Kingdom
Genpact WM UK Limited	United Kingdom
Genpact International, Inc.	United States